UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ): 02.429.144/0001-93
Company Registry (NIRE): 353.001.861-33

EXCERPT FROM THE MINUTES OF THE 140TH MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 29 2009

1. DATE, TIME AND PLACE: On July 29 2009 at 2:00 p.m. at the registered offices of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14th floor in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2 of Article 18 of CPFL Energia’s Bylaws.

3. ATTENDANCE: All members of the Board of Directors (“Board”) and Board of Executive Officers. JUSTIFIED ABSENCES: Francisco Caprino Neto, José Ayres de Campos and Susana Hanna Stiphan Jabra, represented by their respective alternates.

4. CHAIR: Chairman – Luiz Anibal de Lima Fernandes and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS ADOPTED:

Since the contents of the meeting were known to all attending members, it was resolved that the reading of the Agenda should be waived and the minutes thereof drafted in summarized format. The right to make statements and dissent was granted, these manifestations to be filed at the Company’s registered offices. Approval was given for the publication of the minutes in extract format, omitting board members’ signatures.

After preliminary clarifications, the Chairman of the Board informed attending members that the votes of the Board Members appointed by the controlling shareholders would be counted pursuant to items 5.1, 6.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22 2002, as amended on August 27 2002, November 5 2003 and December 6 2007.

After examination and discussion of the matters on the Agenda, the following resolutions were adopted:

(i) Take cognizance of the Work Schedules of the Board Advisory Committees and Commissions during this month, recording the following statements:

(iii.i) Personnel Management Committee: The proposal for revising the Board of Executive Officer’s Long-Term Incentive Plan (ILP) was examined and cognizance taken of the 2009 Cycle for the Company Succession Plan;

(iii.ii) Management Processes Committee: Take cognizance of the structure/scope of the operations of the Risks Management and Internal Controls Department;

(iii.iii) Related Parties Committee: examined the proposal of the Board of Executive Officers for the contracting of Bank Guarantees from the Banco do Brasil S.A.; and

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ): 02.429.144/0001-93
Company Registry (NIRE): 353.001.861-33

(iii.iv) Projects Evaluation Commission: examined the proposal for the feasibility of an energy generation project;

(ii) Take Cognizance of the report of the Chief Executive Officer (highlights) on the principal facts with respect to the Company’s businesses and the sector indicators;

(iii) Approved the minutes of the 139th Board Meeting held on June 24 2009;

(iv) Approved the changes suggested by the Management Processes Committee to the CORPORATE RISKS MANAGEMENT POLICY, which has as objectives to define the principles and general lines for the implementation of the model for the corporate management of business risks (the “POLICY”), and the INTERNAL CONTROLS EVALUATION NORM, which establishes guidelines for the evaluation of risks and internal controls for complying with the requirements of the Sarbanes-Oxley Act (the “Norm”), and ratified the implementation of the Policy and the Norm as from the end of June;

(v) Approved, pursuant to item “u” of Article 18 of the Bylaws and to the Board of Executive Officers’ Resolution 2009042, the intermediation of CPFL Energia in the Financing Through Onlending of Resources to be drawn by the controlled company CPFL Bioenergia S.A. (“CPFL Bioenergia” or “Beneficiary”) from the National Economic and Social Development Bank (“BNDES”), through the onlending entity Banco Itaú BBA S.A. (ITAÚ BBA”), in the position of guarantor of the obligations assumed by the Beneficiary, through the intermediary of a corporate guarantee for the entire project development period in consortium with Destilaria Taboão (Usina Baldin) for the generation of electric energy from biomass and the commitment of a contingent injection of resources in the event that Beneficiary has insufficient funds to effect payment of its obligations to the BNDES and ITAÚ BBA;

(vi) Recommended the favorable vote to representatives of the Company sitting on the management bodies of CPFL Bioenergia and its direct controlling shareholder, CPFL Geração S.A. (“CPFL Generation”) for the raising of BNDES Financing;

(vii) Approved, pursuant to item “p” of Article 18 of the Company’s Bylaws and the conditions pursuant to the Resolution of the Board of Executive Officers of CPFL Geração 2009048, the acquisition of the entire units representing the capital stock of seven special purpose companies (SPEs), with a view to continuing feasibility studies for the installation of an energy generation complex, whose payment to the Entrepreneur shall be effected following the conclusion of due diligence and the transfer and registration of the SPEs with the National Electric Energy Agency (ANEEL”);

(viii) Recommended to the corporate bodies of the controlled companies, a favorable vote for approving/ratifying the following matters: (a) CPFL GERAÇÃO – CORPORATE RESTRUCTURING OF THE SHAREHOLDERS OF FOZ DO CHAPECÓ ENERGIA S.A. (Resolution of the Board of Executive Officers 2009044); and (b) Companhia Paulista de Força e Luz (“CPFL PAULISTA”), Companhia Piratininga de Força e Luz (“CPFL PIRATININGA”), and Rio Grande Energia S.A. (“RGE”) – CONTRACTING OF LETTERS OF GUARANTEE FROM BANCO DO BRASIL S.A. IN SUBSTITUTION OF THE GUARANTEES RENDERED AGAINST BNDES FINANCING .(Resolutions of the Board of Executive Officers 2009116, 2009082 and 2009116).

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ): 02.429.144/0001-93
Company Registry (NIRE): 353.001.861-33

The Board hereby places on record that prior examination was given by the Related Parties Committee to the contracting of the Banco do Brasil, a related party to the shareholder, 521 Participações S.A., and that Milton Luciano dos Santos abstained from voting on this matter.

6. CLOSURE: With no further items on the agenda for discussion, the meeting was adjourned, these minutes being drafted, and, having been read and approved, were signed by all attending Board Members and by the Secretary. Luiz Anibal de Lima Fernandes, Ricardo Carvalho Giambroni, Marcelo P. de Oliveira Dias, Cláudio B. Palaia, Milton Luciano dos Santos, Martin R. Glogowsky, Ana Dolores M. Carneiro de Novaes, and Gisélia Silva (Secretary).

This is a free English Translation of the excerpt from the original minutes drafted to the Minutes Register.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.